Exhibit (e)(11)

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into as of November 4, 2008 (“Effective Date”), by and among Conmed, Inc., a Maryland corporation (the “Company”), Dr. Stephen B. Goldberg (“Employee”), and Conmed Healthcare Management, Inc., a Delaware corporation (“CMHM”), as guarantor of the payment obligations of Conmed, Inc. under this Agreement.

In consideration of the mutual covenants and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Employment.  The Company hereby employs Employee in the capacity as President of Correctional Mental Health Services, LLC (“CMHS”), which, upon the closing of the transactions contemplated by and through that certain Stock Purchase Agreement, dated November 3, 2008 (the “Stock Purchase Agreement”), will be a wholly-owned subsidiary of CMHM. Employee shall report directly to the Chairman and Chief Executive Officer of CMHM. An organizational chart of CMHS, post acquisition by CMHM, is attached hereto as Exhibit B. Employee accepts such employment and agrees to perform such roles and provide such management and other services for the Company as are customary to such office and such additional responsibilities, consistent with his position as the President of CMHS, as may be assigned to him from time to time by the Chairman and Chief Executive Officer of CMHM, on a full time basis, at a minimum of Monday through Friday during normal business hours and availability on call for clinical and administrative issues during other hours. Employee understands and agrees that, after a restructuring currently being initiated by CMHM and Conmed, Inc., Employee’s provision of medical services shall be by and through his position in a to-be-formed medical group.

References made herein to Company’s “Affiliates” shall specifically include CMHS and CMHM and also includes any entity which, directly or indirectly, owns or controls the Company, is owned or controlled by the Company or is under common control with the Company.

Employee’s duties and responsibilities shall also always include: (i) assisting the Company and its Affiliates in enhancing and maintaining the goodwill of its business and its relationships with the employees, clients, suppliers, and others having business dealings or relations with the Company and its Affiliates; (ii) promotion of the business of the Company and its Affiliates by, for example, pre-approved entertainment and work activities; (iii) attending such conventions, courses and seminars, continuing education and participating in such other groups, societies and other programs as may be required for the maintenance of his board certification as a forensic psychiatrist or as otherwise authorized by the Company from time to time; (iv) providing clinical visits to those facilities whose contracts were assigned to or originally a part of CMHS, initially, at the same level and frequency as Employee had been performing prior to the closing and otherwise as necessary, in addition, Employee shall field calls on existing contracts as provided therein, as well as perform calls for future contracts (either new or existing business transferred into CMHM by Company or its Affiliates) related to Company’s and its Affiliates’ mental health business; (v) shall provide appropriate training and management to all prescribing providers for prescription formulary usage and management; and (vi) in general, doing all things reasonably necessary or desirable to devote, maintain and improve Employee’s skills, efforts and reputation for the sole benefit of the Company, its Affiliates, and its business.

2. Term.  The employment hereunder shall be for a period commencing on the first business day (the “Commencement Date”) following the closing of the Stock Purchase Agreement and ending on the two year anniversary of the Commencement Date (the “Initial Term”), unless earlier terminated as provided in Section 4 hereof. This Agreement, upon mutual consent of the parties, shall be renewed for up to three successive one-year periods thereafter (each, a “Renewal Term”), commencing upon the expiration of the Initial Term, unless earlier terminated as provided in Section 4 hereof. Either party shall provide notice of their intent not to renew this Agreement for a subsequent period, at least 60 days prior to the ending of the Initial Term or any Renewal Term. Employee’s employment following the Commencement Date will be on a full-time basis.

3. Compensation and Benefits.

3.1 Cash Compensation.  For the performance of Employee’s duties hereunder following the Commencement Date, the Company shall pay Employee an annual salary in the amount of $280,000 or such greater amount as may be determined by the Board (the “Base Compensation”). Employee’s Base Compensation shall be increased on an annual basis by 5%. The annual salary shall be paid in installments every two weeks, based on and in accordance with Company’s regular payroll procedures. All compensation earned by Employee, including any bonus, shall be subject to all applicable state and federal tax obligations.

3.2 Stock Options.  From time to time the Company may grant to Employee options under the Company’s 2007 Stock Option Plan to purchase shares of CMHM common stock at a stated exercise price per share subject to approval from the Board of Directors and Shareholders as required. On the Commencement Date, subject to the following vesting schedule, Employee shall be granted options to purchase up to 50,000 shares of CMHM common stock at an exercise price per share equal to the closing price as reported on the Over the Counter Bulletin Board (traded under “CMHM”) on the Closing of the transaction contemplated under the Stock Purchase Agreement.

Vesting Schedule

•	Employee shall be vested in 12,500 of the 50,000 options upon the one year anniversary of the Commencement Date (the “Cliff Vest”).
•	Thereafter, Employee shall be vested in an additional 1,041 options on the first day of each month, beginning on the month immediately following the Cliff Vest, and ending when Employee has become fully vested in all 50,000 options. Any rounding difference between the total award and the number of shares vested will be adjusted on the final vesting month.

3.3 Bonus.  Employee shall be entitled to annual bonus compensation guaranteed to be in an amount equal to 25% of the annual Base Compensation (the “Bonus Compensation”) received for the most recent completed fiscal year. Each annual Bonus Compensation shall be payable in four equal quarterly installments, each oil the first pay period following the completion of the last fiscal quarter.

3.4 Benefits.  Employee shall be entitled to such medical, dental, vision, pharmacy and life insurance coverage, 401(k) plan, vacation, sick leave and holiday benefits, if any, and any other benefits as are made available to other presidents of Company and its Affiliates as may be approved from time to time by the Board and/or any compensation committee authorized by the Board all in accordance with the Company’s benefits program in effect from time to time. The Employee is responsible for paying the employee’s portion of the benefit costs consistent with other presidents employed by the Company.

3.5 Reimbursement of Expenses.  Employee shall be entitled to be reimbursed for ail reasonable expenses as described in accordance with Company policy for executives including but not limited to expenses for travel for business, as appropriate, and cell phone, business meals and entertainment, incurred by Employee in performing his tasks, duties and responsibilities under Sections 2.1 and 2.2 or otherwise in connection with and reasonably related to the furtherance of the Company’s and its Affiliates’ business. The Company shall reimburse Employee for travel expenses for business purposes, including but not limited to, tolls, gasoline and parking. Employee shall submit expense reports and receipts documenting the expenses incurred in accordance with Company policy. The Company’s obligation to reimburse authorized expenses incurred or accrued prior to termination of Employee’s employment hereunder, whether: by the Company with or without Cause or by Employee with or without Good Reason (“Cause”, “without Cause” and “Good Reason” are defined below in Section 4.1), shall survive any such termination.

3.6 Earnout Consideration.  Employee shall be entitled to certain Operating Profit Earnout and Revenue Run-Rate Bonus consideration as set forth in and subject to the terms and conditions provided in Section l(b)(l)(iii) of the Stock Purchase Agreement (the “Earnout Consideration”).

4. Termination

4.1 Termination Events.  The employment hereunder will terminate upon the occurrence of any of the following events (“the Termination Event”):

(a)	Employee dies; or
(b)	The Company, by written notice to Employee or his personal representative, discharges Employee due to the inability to continue to perform the duties previously assigned to him hereunder prior to such injury, illness or disability for a continuous period exceeding 90 days or 180 out of 360 days by reason of injury, physical or mental illness or other disability, which condition has been certified by a physician reasonably acceptable to the Company; provided, however, that prior to discharging Employee due to such disability, the Company shall give a written statement of findings to Employee or his personal representative setting forth specifically the nature of the disability and the resulting performance failures, and Employee shall have a period of thirty (30) days thereafter to respond in writing to the Company’s findings, whereupon the Company shall conduct a reasonable and fair hearing with the Employee and any supporting witnesses and evidence for the Employee to reach a final determination; or
(c)	Employee is discharged by the Company for “Cause”. As used in this Agreement, the term “Cause” shall mean:
(i)	Employee’s final and unappealed conviction of (or pleading guilty or “nolo contendere” to) any felony or a major misdemeanor involving dishonesty or moral turpitude; provided, however, that prior to discharging Employee for Cause, the Company shall give a written statement of findings to Employee setting forth specifically the grounds on which Cause is based, and Employee shall have a period of ten (10) days thereafter to respond in writing to the Company’s findings; or
(ii)	The willful and continued failure of Employee to substantially perform all or substantially all of his duties with the Company (other than any such failure resulting from injury, physical or mental illness or disability) after written demand of no less than ten (10) business days for substantial performance is requested by the Board, which demand specifically identifies the manner in which it is claimed Employee has not substantially performed his duties, (b) Employee is willfully and continuously engaged in material misconduct which has, or reasonably is likely to have, a direct and substantial adverse monetary effect on the Company, or (c) Employee’s license to practice medicine, including any certifications necessary to perform his duties, is cancelled, terminated, suspended or otherwise revoked. For purposes of this Section 4, no act or failure to act on Employee’s part shall be considered “willful” if done, or omitted to be done, by Employee in good faith and with reasonable belief that Employee’s action or omission was in, or not opposed to, the best interest of the Company. No termination shall be effected for “Cause” unless (i) the determination has been made by the Board, by majority vote, in good faith; (ii) Employee has been provided with specific written information as to the acts or omissions which form the basis of the allegation of for “Cause”, and Employee has had an opportunity to be heard, with counsel if he so desired, before the Board determines, by majority vote, in good faith, that Employee was guilty of conduct constituting grounds for Employee’s termination for “Cause” as herein defined, specifying the particulars thereof in detail and (iii) Employee has not cured the alleged deficiency or substantially mitigated its effects within a reasonable time (not to exceed twenty (20) business days) after such determination.
(d)	Employee is discharged by Company other than in accordance with Section 4.l(a)-(c) (a termination “without Cause”), which the Company may do at any time, with at least sixty (60) days advance written notice, subject to the full performance of the obligations of the Company to the Employee pursuant to Section 4.2, as the case may be; or
(e)	Employee voluntarily terminates his employment due to “Good Reason”, which shall mean (i) a material default by the Company in the performance of any of its obligations hereunder which default remains uncured by the Company for a period of thirty (30) days following receipt of written notice thereof to the Company from Employee; (ii) a material diminution of the roles, responsibilities or duties and/or the position, title or authority of Employee hereunder; or (iii) a request by Company that, in Employee’s reasonable discretion, requires Employee to violate prevailing standards of medical ethics, provided that Employee has raised such concern with the Company’s Board and, after a reasonable time to consult, not to exceed 10 business days, the Board does not direct Company to rescind its request or provide Employee with satisfactory evidence why such request does not violate prevailing standards of medical ethics.
(f)	Employee voluntarily terminates his employment without Good Reason, which Employee may do at any time with at least sixty (60) days advance notice.

4.2 Effects of Termination.

(a)	Upon termination of Employee’s employment hereunder for any reason, the Company will promptly pay Employee all Base Compensation owed to Employee, as previously defined in writing by the Company, and unpaid through the date of termination (including, without limitation, salary and employee expenses reimbursements). Employee shall also be paid, on a pro rata basis, the amount of the annual Bonus Compensation for that period of time due, owing and unpaid up and until the date of termination, but such amount, if any shall only be paid at a commensurate time as other employees are paid their bonus amounts. Employee shall not be entitled to any pro-rata payment of accrued and unpaid Bonus Compensation if Employee’s employment is terminated for Cause (Section 4.1(c)) or if Employee terminates under Section 4.1(f). In addition, upon his termination for any reason, other than for Cause under Section 4.1(c), Company shall, for a period of six (6) months after termination, provide monthly (or biweekly at the Company’s discretion) severance amounts equal to the then applicable Base Compensation (the “Severance”). Employee shall not be entitled to any Bonus Compensation or Earnout Consideration on and after his termination. Employee’s right to receive the Severance, in the event of a termination under Section 4.1(d) or 4.1(e), is conditioned upon Employee’s execution of a Release in the form attached as Exhibit A (whether or not executed by the Company).
(b)	Upon termination of Employee’s employment hereunder pursuant to Sections 4.1(b), 4.1(c), 4.1(d), 4.1(e) or 4.1(f), and in consideration for Company’s payment of any remaining amounts due Employee hereunder, if any, Employee agrees that for the three (3) year period following the Termination Event:
(i)	Employee will not directly or indirectly, whether as an individual, owner, employee, director, consultant or advisor, or in any other capacity whatsoever other than a passive investor or an owner of less than five percent (5%) of the issued and outstanding shares of stock of any such entity, provide services to any person, firm, corporation or other business enterprise located in any state in which the Company or one its Affiliates is doing business, which is involved in the business of providing healthcare services, mental health services or management services to jails, prisons, or correctional facilities in direct competition with the Company or one or more of its Affiliates, unless he obtains the Company’s prior written consent.
(ii)	Employee will not knowingly, directly and actively solicit any individual or entity to leave the Company’s or its Affiliates’ employ or engagement (including, but not limited to, Company’s independent contractors), for any reason, to join or be employed or otherwise engaged by any employer or entity that then employs or contracts with Employee (or an entity owned by Employee), or is otherwise affiliated with Employee, as an employee, director, consultant, contractor or advisor.
(iii)	Employee will not knowingly, directly and actively induce any provider, agent, customer, supplier, distributor, or licensee of the Company and its Affiliates to cease doing business with the Company or its Affiliates or to breach its agreement with the Company.
(d)	Employee acknowledges that monetary damages may not be sufficient to compensate the Company for any economic loss, which may be incurred by reason of breach of the restrictive covenants set forth in Section 4.2(b). Accordingly, in the event of any such breach, the Company shall, in addition to any remedies available to the Company at law, be entitled to seek equitable relief in the form of an injunction, precluding Employee from continuing to engage in such breach.
(e)	If any restriction set forth in Section 4.2(b) is held to be unreasonable, then Employee and the Company agree, and hereby submit, to the reduction and limitation of such prohibition to such area or period as shall be deemed reasonable.
(f)	Following a Termination Event, Employee agrees not to make to any person, including but not limited to customers of the Company and its Affiliates, any statement that disparages the Company or its Affiliates or which reflects negatively upon the Company or its Affiliates, including but not limited to statements regarding the Company’s and its Affiliates’ clinical practices, medical/clinical protocols, business processes and formulae, medical professionals, financial condition, its officers, directors, shareholders, employees and affiliates. The Company agrees not to make to any person, including but not limited to customers of the Company, any statement that disparages Employee or which reflects negatively upon Employee, including but not limited to statements regarding his financial condition.

It is understood that the restrictions set forth in this Section 4.2 shall apply in addition to the covenants and restrictions set forth in the Stock Purchase Agreement.

5. Confidential Information.

(a)	Employee acknowledges and agrees that it is necessary for the Company to prevent the unauthorized use and disclosure of Confidential Information (as that term is defined below) regarding the Company and its Affiliates or its services, products, business, or otherwise. Accordingly, and in further consideration for this Agreement, Employee covenants and agrees that Employee will not, during the term of this Agreement or at any time thereafter (whether this Agreement is terminated by the Company, by Employee or by mutual consent, and for whatever reason or for no reason), directly or indirectly, engage in or take or refrain from taking any action or inaction which may in any way lead to the use or disclosure of any Confidential Information by or to any person, nor use or disclose any such Confidential. Information for Employee’s own benefit. The sole and only exception is for such limited uses or disclosures by Employee during the term of this Agreement which are both within the limited authority as may be expressly granted to Employee by the Company from time to time and are also otherwise necessary, proper and lawful.
(b)	The term “Confidential Information” means all information in any form which was proprietary or confidential to Seller or is proprietary or confidential to the Company and its Affiliates, whether regarding their services, products, business or otherwise, and whether reviewed, received, obtained, compiled, developed or prepared by the Company, its Affiliates or Employee before or after the date hereof and whether or not designated as such when reviewed, received or obtained by Employee. “Confidential Information” shall include, but not be limited to, the following information and/or types of information:
(i)	corporate and business information, including contractual arrangements (including the terms of this Agreement), plans, strategies, tactics, policies and resolutions;
(ii)	any litigation or negotiations;
(iii)	marketing information, including price and discount lists, and sales, products or services plans, strategies or methods;
(iv)	customers, customer lists, prospects or market research data, and other customer information such as renewal, rate and price information;
(v)	financial and accounting information and projections, including cost and performance data, debt arrangement, equity structure, investors, and holdings;
(vi)	operational information, including control and inspection services and practices, suppliers and vendors, all information related to services, products, services and products lines, inventions, technical and non-technical data, techniques, methods of manufacture, machines, equipment, formats, specifications, systems, software, hardware, procedures, experimental or research or developmental work, processes, and know-how;
(vii)	all copyrights, patents, trademarks, service marks, trade secrets or other intellectual properties owned or otherwise utilized by the Company and its Affiliates;
(viii)	personnel information, including personnel lists, resumes, personal data, organizational structure and performance evaluations;
(ix)	information provided to or obtained in any way by the Company or its Affiliates under restrictions as to use, reproduction or further disclosure; and
(x)	any proprietary or confidential information of any Affiliate of the Company (which information is hereby deemed to include, without limitation, all of the information and types of information described in this subparagraph (b)).
(c)	Notwithstanding the foregoing, for the purposes of this Agreement, information shall not be deemed to be Confidential Information if the Employee can prove that such information:
(i)	was information pertaining to the Company and its Affiliates that was publicly available at the time the he acquired the information from the Company or its Affiliates;
(ii)	has become publicly available other than by the Employee’s breach of this Agreement, but the obligation of confidentiality shall cease only after the date on which such information has become publicly available and shall not excuse a prior breach of this Agreement by the Employee relating to such Confidential Information;
(iii)	as it pertains to information of the Company or its Affiliates, was known by the Employee prior to the Employee acquiring the information from the Company or its Affiliates as reasonably shown by evidence existing at the time of initial disclosure hereunder; or
(iv)	was independently developed by the Employee without using the Company’s or its Affiliates’ Confidential Information as demonstrated by contemporaneous documentation.

Specific information shall not be deemed to be within any of the foregoing exclusions set out in clauses (i) through (iv) above merely because it is or may be within the scope of more general information which falls within any one or more of the foregoing exclusions.

(d)	Any permitted disclosure by Employee of any Confidential Information shall also in all events be limited only to responsible persons of an authorized recipient with a bona fide need to know and, in each such event, to each such person limited to that portion of the Confidential Information that each such person needs to know. Any permitted use by Employee of any Confidential Information must also in each event be for the sole and exclusive benefit of the Company and its Affiliates, and not for Employee’s own or any other person’s benefit.
(e)	In the event the Employee becomes legally compelled to disclose any of the Confidential Information, the Employee shall provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy. In the event that such a protective order or other remedy is not obtained, the Employee shall furnish only that portion of the Confidential Information which in the opinion of the Employee’s counsel is legally required.
(f)	All Confidential Information, including any Employee develops, prepares or compiles in performing any of Employee’s services, duties or responsibilities to or for the Company and its Affiliates, will be and shall at all times remain the sole and exclusive property of the Company and its Affiliates. All physical reproductions of any nature pertaining to any Confidential Information, including, but not limited to, software, memoranda, notebooks, notes, data sheets and records, and any and all copies of the same, shall be surrendered by Employee to the Company immediately upon the termination of this Agreement (whether this Agreement is terminated by the Company, by Employee or by mutual consent, and for whatever reason or for no reason).

6. Developments.  The Company hereby reserves to itself all rights, entitlements and benefits of ownership and property of every kind and nature whatsoever (including, without limitation, patent, copyright and trade secret) in, to or arising from any and all Developments, including, without limitation, any and all Developments which Employee develops, reduces to practice, makes or conceives, assists in making, developing or conceiving, or otherwise becomes associated with in any way. Employee agrees to and acknowledges the Company’s full, sole and exclusive ownership of and all rights and interests in and to all Developments. Employee therefore will not at any time, directly or indirectly, infringe upon or violate any Developments or dispute, contest or challenge in any way the Company’s full, sole and exclusive ownership of and all rights and interests in and to all Developments.

Accordingly, and in further consideration for this Agreement, Employee hereby unconditionally sells, assigns, transfers and conveys to the Company all of Employee’s right, title and interest, if any, in and to any and all Developments. Employee will from time to time (whether during or after Employee’s employment by the Company), at the Company’s request and without further consideration, execute and deliver all applications or documents, including, without limitation, regarding patents, trademarks, service marks and copyrights, and take all such other action as the Company may reasonably require, in order to further evidence and to vest and maintain in the Company full and exclusive right, title and interest in and to all Developments.

The term “Developments” means any and all concepts, know-how, discoveries, processes, procedures, methods, protocols, improvements, inventions, innovations, techniques, software (both object code and source code), hardware, trade secrets, equipment, machines, products, technologies and all other properties and rights of any nature, whether tangible or intangible, which arise from or are related to the Company’s or any Affiliate’s services, business or products, Employee’s employment by or services to or on behalf of the Company, or the use of any of the Company’s or any Affiliate’s facilities, technology, products, services or information, and whether or not the Development is conceived, developed or reduced to practice during performance of services for the Company or on the Company’s or any Affiliate’s premises.

All Developments shall also be deemed to be Confidential Information.

Nothing in this Agreement is intended to provide or otherwise grant Employee any rights whatsoever in any Developments, but to the extent Employee has or otherwise claims to have any such rights, Employee hereby sells and assigns all of such rights to the Company as provided in this Section.

7. Notification of Unauthorized Disclosure.  Employee will immediately notify the Company of any information which comes to Employee’s attention which indicates that there has been any improper use or disclosure or any other loss of confidentiality of any Confidential Information or any Developments, and Employee shall also take such steps as are designated by the Company to prevent any further use or communication thereof and shall otherwise fully cooperate with the Company in this regard, and, provided that such improper use or disclosure does not involve a breach by Employee of his obligations under this Agreement, Employee shall take such actions at the Company’s sole cost and expense.

8. Injunction.  Employee agrees that a breach of Sections 5 or 6 of this Agreement will be a material breach of this Agreement for which the Company and its affiliates will have no adequate remedy at law. Employee agrees, therefore, that the Company’s and its Affiliates’ remedies upon a breach or imminent breach of any of those Sections include, but are not limited to, the right to preliminary and permanent injunctive relief restraining Employee from any further violation of said Sections as well as an equitable accounting of all profits or benefits arising out of such breach, in addition to any other remedies available at law, in equity or otherwise to the Company and its Affiliates. Employee hereby unconditionally and irrevocably waives any requirement that the Company or any Affiliate post any bond or other form of collateral or surety in order to institute, obtain or maintain any preliminary or permanent injunctive relief against Employee for any breach or default of any term or condition of this Agreement. Employee acknowledges, agrees and warrants to the Company, its Affiliates, and all other persons that enforcement of a remedy by way of injunction shall not prevent Employee from earning a livelihood or work an undue hardship on Employee, and that injunctive relief is necessary and appropriate to protect the justifiable business interests and the livelihood of the Company and its Affiliates.

9. Additional Duties and Responsibilities; Performance of Duties and Responsibilities.  Employee agrees to at all times devote Employee’s best efforts and full and exclusive time, attention and energies to the performance of Employee’s duties and responsibilities under this Agreement; provided, however, that this Section shall not prohibit Employee from any of the following: (i) the conduct to a reasonable extent of charitable, church, fraternal and civic activities; or (ii) the making of passive, personal investments in entities or businesses which are not, directly or indirectly, engaged in the business of the Company or any activity otherwise competitive with or adverse to the business, practice or affairs of the Company. This paragraph is not, however, intended to and does not modify, amend, limit or restrict the covenants and restrictions set forth in Sections 5 and 6 of this Agreement.

The duties and responsibilities of Employee, and Employee’s obligations in performing all of Employees’ duties and responsibilities hereunder shall include, but not be limited to, the following:

(a)	Employee shall perform all of Employee’s duties and responsibilities in a high quality, good, businesslike, professional and non-negligent manner. Without limiting the generality of the preceding sentence, Employee shall not engage in any illegal, deceptive, fraudulent, misleading or other improper activities, including, without limitation, misappropriating any funds of the Company and its Affiliates or providing any deceptive, fraudulent, misleading, false or incorrect information to the Company, its Affiliates, or to any customer, client or other person dealing with the Company or its Affiliates.
(b)	Employee shall use Employee’s best efforts to resolve, on a same day basis, any questions or problems relating to the products or services offered or provided to any potential or existing customer or client of the Company or its Affiliates, and shall notify the Chairman and Chief Executive Officer and/or the Chief Financial Officer of the Company of any such questions or problems when appropriate.
(c)	Employee shall recognize, both during and after the term of this Agreement, the exclusive right, title and ownership of the Company and its Affiliates in and to all trademarks, service marks, trade names, copyrights, patents and all intellectual properties used by the Company and its Affiliates in connection with any of its business, and shall market and promote the products and services of the Company and its Affiliates only under the trademarks, service marks and trade names regularly applied to them by the Company and its Affiliates.
(d)	Employee shall not, during the term of this Agreement or at any time thereafter, do or say any act or thing, or omit to do or say any act or thing, which may impair, damage or destroy the Company’s or its Affiliates’ goodwill or reputation or that is in any way detrimental to the Company, its Affiliates, its business, or its clients or customers. The foregoing shall not apply to statements made by Employee while under oath during the act of providing testimony or participating in a deposition or similar circumstance, provided that such statements are truthful.
(e)	Employee shall not accept, directly or indirectly, any payment, remuneration or other financial benefit, whether in the form of cash, tangible goods, services rendered or otherwise, from any customer, client, supplier or other source, except the Company, in connection with or by reason of Employee’s position with or any products or services provided by or on behalf of the Company. Any such payments, remuneration or other financial benefits shall, if received or offered, be immediately reported by Employee to the CMO and tendered to the Company as its sole and exclusive property.
(f)	On his own initiative, Employee shall not cause the Company or its Affiliates to become in breach of or default under any agreement or understanding of the Company or its Affiliates with any person, including, without limitation, any customer, client or supplier of the Company or its Affiliates.
(g)	Employee shall diligently promote and bring the products and services sold or provided by or through the Company and its Affiliates from time to time to the attention of all persons who may reasonably be determined to be prospective purchasers of any of those products or services, and shall contact, on a periodic basis, all persons who purchase any of those products or services by reason of Employee’s efforts to promote continued and further purchases of said products and services and to insure that all such persons are completely satisfied with those products and services.
(h)	Employee shall maintain complete, accurate and up-to-date records of Employee’s efforts under this Agreement and all other records reasonably required by the Company from time to time or which are otherwise necessary or appropriate to Employee’s services and activities under this Agreement, including, without limitation: (i) records setting forth the names and addresses of all potential and existing customers contacted by Employee; (ii) a general record of all discussions with all potential or existing customers contacted by Employee; and (iii) copies of all correspondence to and from all potential and existing customers contacted by Employee. All such records shall be the sole property of the Company, and shall be deemed to be Confidential Information of the Company for purposes of Section 5 of this Agreement.
(i)	Employee shall make no promises, representations or commitments which are not within the authority expressly granted to Employee by this Agreement, or by the Company from time to time.

10. Representations and Warranties by Employee.  Employee hereby represents and warrants to the Company that Employee is not subject to any agreement, document or instrument, or any other understanding, whether written or oral, which in any way prohibits, limits or restricts Employee from performing or providing any services or duties to or on behalf of the Company or from utilizing any information which Employee has access to or which Employee is aware or has knowledge of for the full use and benefit of the Company. Employee also acknowledges, and represents and warrants to the Company, that (i) Employee is not relying upon any representation or warranty of the Company or of any other person acting by or on behalf of the Company regarding the potential profitability or success of the Company or any of its Affiliates; (ii) Employee has been represented and advised by independent legal counsel in connection with this Agreement and all of the transactions contemplated hereby, or has been advised that Employee should seek and obtain such independent legal counsel and has been given the opportunity to obtain such counsel; and (iii) Employee has read this Agreement, fully understands its terms and has freely and voluntarily signed the same upon Employee’s own knowledge, belief and judgment.

11. Guaranty of Obligations.  CMHM hereby covenants and agrees to fully guarantee the obligations of Conmed, Inc. set forth in Section 3 (Compensation and Benefits) of this Agreement.

12. General Provisions

12.1 Assignment / Bifurcation of Agreement.  This Agreement may be assigned, in whole or in part, by the Company without the consent of Employee. In addition, this Agreement may be bifurcated to separate the direct medical services component from the Employee’s other duties, with such medical services employment agreement to be entered into with a separate entity, provided that the two agreements, taken as a whole, preserve the economic benefits and agreements made herein. In which case Employee agrees to execute any amendments or additional agreements to effectuate this restructuring. This Agreement may not be assigned by Employee, voluntarily or involuntarily, or by operation of law or otherwise, without the express prior written consent of the Company, which consent may be withheld in the Company’s sole discretion.

12.2 Entire Agreement.  This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior written and verbal agreements between the parties.

12.3 Modifications.  This Agreement may be changed or modified only by an agreement in writing signed by both parties hereto.

12.4 Successors and Assigns.  The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and permitted assigns and Employee and Employee’s legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person shall have become a party to this Agreement and have agreed in writing to join and be bound by the terms and conditions hereof.

12.5 Survival.  All of the representations, warranties, covenants and agreements of Employee contained herein shall survive the execution and delivery hereof and remain in full force and effect regardless of the execution and delivery hereof and the termination of Employee’s employment by the Company, and irrespective of any investigation which the Company or its counsel or representatives may make in connection with this transaction or in any manner involved herein, and they shall be fully enforceable at law or in equity, for a period of five (5) years from the date of Employee’s termination of Employment under this Agreement.

12.6 Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with, the laws of the State of Maryland, and venue and jurisdiction for any disputes hereunder shall be heard in any court of competent jurisdiction in Maryland for all purposes.

12.7 Waiver of Jury Trial.  THE COMPANY AND EMPLOYEE EACH HEREBY UNCONDITIONALLY WAIVE ANY RIGHT TO A JURY TRIAL WITH RESPECT TO AND IN ANY ACTION, PROCEEDING, CLAIM, COUNTERCLAIM, DEMAND OR OTHER MATTER WHATSOEVER ARISING OUT OF THIS AGREEMENT.

12.8 Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect.

12.9 Further Assurances.  The parties will execute such further instruments and take such further actions as may be reasonably necessary to carry out the intent of this Agreement.

12.10 Third Party Administrator.  The Company may, in its sole discretion, elect to have a third person administer all or any part of the salary or other amounts payable under this Agreement to Employee or any of the fringe benefits or programs available to Employee, and any such person may also be the sponsor or owner of any such fringe benefit plans or programs. Employee acknowledges that Employee may also be deemed to be an employee of such person. Without limiting the generality of the foregoing, any such person may be responsible for all payroll matters, including the payment of salary and withholding of all applicable employment and other taxes, and may have full ownership and sponsorship of all insurance and all 401(k) and any other retirement plans. Employee agrees to execute any and all documentation required by any such person.

12.11 Notices.  Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed received by the recipient when delivered personally or, if mailed, five (5) days after the date of deposit in the United States mail, certified or registered, postage prepaid and addressed, in the case of the Company, to its corporate headquarters, attention Chairman of the Board, and in the case of Employee, to the address shown for Employee on the signature page hereof, or to such other address as either party may later specify by at least ten (10) days advance written notice delivered to the other party in accordance herewith;

12.12 No Waiver.  The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver of that provision, nor prevent that party thereafter from enforcing that provision of any other provision of this Agreement.

12.13 Legal Fees and Expenses.  In the event of any disputes under this Agreement, the prevailing party or parties shall be reimbursed by the party or parties who do not prevail for their reasonable attorneys, accountants and expert fees and related expenses and for the costs of such proceeding.

12.14 Counterparts.  This Agreement may be executed by exchange of facsimile signature pages and/or in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

12.15 Employee Handbook.  The employment policies of the Company, as set forth in its Employee Handbook (as may be amended from time to time by Company), shall supplement the terms and conditions of this Agreement, and Employee will be entitled to applicable benefits as may be set forth in the Employee Handbook and shall abide by the conditions and policies set forth in the same. In the event of a conflict between the terms and conditions of this Agreement and the Employee Handbook, the terms and conditions of this Agreement shall control.

IN WITNESS WHEREOF, the Company and Employee have executed this Agreement, effective as of the day and year first above, written.

CONMED, INC.

By:	/s/ Richard W. Turner Richard W. Turner, CEO

CONMED HEALTHCARE MANAGEMENT, INC.

By:	/s/ Richard W. Turner Richard W. Turner, Chairman and CEO

EMPLOYEE:

By:	/s/ Stephen B. Goldberg Stephen B. Goldberg

Address: 18 Blacksmith Court, Reisterown, MD 21136

EXHIBIT A

RELEASE

The undersigned individual (“Releasor”), on his own behalf and on behalf of his heirs, beneficiaries and assigns, hereby releases and forever discharges Conmed, Inc. and its Affiliates and subsidiaries and all of their respective officers and directors, successors and assigns (collectively, “Released”), both individually and in their official capacities, from any and all liability, claims, demands, actions and causes of action of any type (collectively, “Claims”) which Releasor has had in the past, now has, or might now have, through the date of your execution of this Release, in any way resulting from, arising out of or connected with your employment by Conmed, Inc. and its parents, subsidiaries and affiliate companies (collectively, “Company”) or its termination or pursuant to any federal, state or local employment law, regulation or other requirement (including without limitation Title VII of the Civil Rights Act of 1964, as amended; the Age Discrimination in Employment Act, as amended (“ADEA”); the Americans with Disabilities Act, as amended; the Maryland Human Relations Commission Act, art. 49B, as amended).

The Company, on its own behalf and on behalf of the Released, hereby releases and forever discharges the Releasor and his heirs, beneficiaries and representatives and assigns, both individually and in their official capacities, from any and all Claims which it has had in the past, now has, or might now have, through the date of your execution of this Release, in any way resulting from, arising out of or connected with your employment by the Company or its termination. By acceptance of or reliance on this release of Claims by Releasor, the Company promises that neither it nor any of the other Released affiliated with the Company will take any action that is designed, specifically as to you or with respect to a class of similarly situated former employees, to reduce or abrogate, or may reasonably be expected to result in an abridgement or elimination of, any rights of indemnification or contribution available to Releasor, as described above, or under any such policy or policies of directors and officers liability insurance, unless any such abridgement or elimination of rights also is generally applicable to all then-current officers and employees of the Company.

Excluded from the scope of this Release is (i) any claim by Releasor for payment of wages (including salary, bonus, severance, and unused vacation pay or PTO) or reimbursement of expenses or under the terms of any of the Company’s employee qualified and non-qualified benefit plans (including without limitation the Company’s employee pension plan, profit sharing plan, stock option plan or stock ownership plan); (ii) any claim or right of Releasor under any policy or policies of directors and officers liability insurance maintained by the Company as in effect from time to time; and (iii) any right of or for indemnification or contribution pursuant to contract and/or the Articles of Incorporation or By-Laws (or other charter documents) of the Company that Releasor has or hereafter may acquire if any claim is asserted or proceedings are brought against Releasor including, without limitation, if by any governmental or regulatory agency, or by any customer, creditor, employee or shareholder of the Company, or by any self-regulatory organization, stock exchange or the like, arising out of or related or allegedly related to the undersigned individual being or having been an officer or employee of the Company or to any of his actions, inactions or activities as an officer or employee of the Company. Also excluded from this release are any Claims which cannot be waived by law. By signing this Release you are waiving, however, your right to and monetary recovery should any governmental agency or entity, such as the EEOC or the DOL, pursue any claims on your behalf. Releasor acknowledges that he is knowingly and voluntarily waiving and releasing any rights he may have under the ADEA, as amended.

The undersigned individual further acknowledges that he has been advised by this writing that: (a) his waiver and release in this Release does not apply to any rights or claims that may arise after the execution date of this Release; (b) that he has the right to consult with an attorney prior to executing this Release; (c) he has up to the entirety of until twenty-one (21) days after the date he received this Release executed by the Company in which to consider this Release (although if the undersigned individual does execute this Release before the end of such twenty-one (21) days, he will also sign the Consideration Period waiver below); (d) he has seven (7) days following his execution of this Release to revoke this Agreement by so notifying the Company; and (e) this Release shall not be effective until the date upon which the this seven (7) day revocation period has expired unexercised (the “Effective Date”), which shall be the eighth day after this Release is executed by the undersigned individual. Upon the lapse of said seven (7) day period without revocation, this Release will have effect retroactively to the date it was signed by the Company.

This Release does not constitute an admission by the Company or by the undersigned individual of any wrongful action or violation of any federal, state, or local statute, or common law rights, including those relating to the provisions of any law or statute concerning employment actions, or of any other possible or claimed violation of law or rights. This Release is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Release may not be modified or amended except in a writing signed by both the undersigned individual and a duly authorized officer of the Company. This Release will bind the heirs, personal representatives, successors and assigns of both the undersigned individual and the Company, and inure to the benefit of both the undersigned individual and the Company and their respective heirs, successors and assigns. If any provision of this Release is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Release and the provision in question will be modified by the court so as to be rendered enforceable. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the state of Maryland as applied to contracts made and to be performed entirely within Maryland.

Conmed, Inc.	Stephen B. Goldberg
By:
Date:	Date:

Consideration Period Waiver

I, Stephen B. Goldberg, understand that I have the right to take at least 21 days to consider whether to sign this Release, which I received on     ,     . If I elect to sign this Release before 21 days have passed, I understand I am to sign and date below this paragraph to confirm that I knowingly and voluntarily agree to waive the 21-day consideration period.

Stephen B. Goldberg

Date:

EXHIBIT B

ORGANIZATIONAL CHART